Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5000 (Phone)

(212) 885-5001 (Facsimile)

www.blankrome.com

June 6, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Rebecca Marquigny, Esq.

Re:	RiverPark Funds Trust (Registration No. 333-167778/811-22431)
Response to Examiner Comments on Post-Effective
Amendment No. 35

Dear Ms. Marquigny:

On behalf of our client, RiverPark Funds Trust (the " Registrant "), this letter responds to the comments provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on May 1, 2023, regarding the Post-Effective Amendment No. 35 (“PEA No. 35”) to the registration statement on Form N-1A for the Registrant. PEA No. 35 seeks to register shares of Riverpark/Next Century Growth Fund, a new series of the Registrant (the “Fund”).

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), PEA No. 35 would have become effective on May 28, 2023. On May 26, 2023, the Registrant filed a BXT filing to designate a new effective date of June 15, 2023 for PEA No. 35. The Registrant expects to file Post-Effective Amendment No. 37 on or before June 14, 2023, which will become effective on June 15, 2023 and which will reflect changes made in response to the Staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in PEA No. 35. The section and page references that we refer to in the Trust’s responses are references to the filed version of the PEA No. 35. Unless otherwise defined in this letter, capitalized terms have the meanings given in the PEA No. 35.

General

1.	Comment: Please reply in writing to each comment via EDGAR correspondence filed at least five days before the effective date or 485(b) filing to allow for Staff review and response, as necessary. When a comment is relevant to disclosure found elsewhere in the filing, the staff expects that the comment and its response will be applied. If corresponding changes will not be made throughout the disclosure, please identify and explain any exceptions. Where a reply contemplates revised disclosure, include the proposed new language in the correspondence. Your response letter should also provide updated pages where required material information is missing or bracketed in the filing made pursuant to Rule 485(a) (e.g., fee table and expense example figures).

Response:	The Registrant hereby confirms that it will comply with the foregoing instructions. The final fee table and expense example figures are provided in Appendix A attached hereto.

June 6, 2023

Prospectus

Fees and Expenses of the Fund

2.	Comment: Per Item 3 of Form N-1A, bold the third sentence of the first paragraph.

Response:	The referenced sentence has been bolded.

3.	Comment: Consider removing the Shareholder Fees table if the Fund will not be charging any of the fees included in the table.

Response:	The Shareholder Fees Table has been removed.

4.	Comment: Consider deleting the “Distribution and Service (12b-1) Fees” row of the Annual Portfolio Operating Expenses table, if the Fund will not be charging such fees.

Response:	The “Distribution and Service (12b-1) Fees” row of the Annual Portfolio Operating Expenses table has been deleted.

5.	Comment: The prospectus indicates that the Fund may invest in other investment companies. If acquired fund fees and expenses will exceed 1 basis point of the Fund’s net assets, please disclose these expenses in a separate line item in the Annual Portfolio Operating Expenses table.

Response:

Initially the Fund will not be investing in other investment companies, and the mention of such investments has been removed from the Principal Investment Strategies section of the prospectus to make that clearer. If that situation should change, acquired fund fees and expenses will be disclosed in a separate line item in the Annual Portfolio Operating Expenses table.

6.	Comment: Please supplementally explain the assumptions upon which the estimate of “Other Expenses” was made and how the Registrant determined such estimate was reasonable.

Response:

The Registrant supplementally advises that the Other Expenses estimate is based on an estimated expense level of $40,000 and an AUM level of $8,000,000, which the Registrant currently believes is an attainable level of AUM for the Fund in its initial year of operations.

7.	Comment: In the last sentence of footnote 3 to the Annual Portfolio Operating Expenses table, please clarify that recoupment is not permitted in two circumstances (not just the one identified in clause (2) of such sentence) as recoupment is also prohibited if it would cause the annual expense limitation in effect at the time of the recoupment to be exceeded.

Response:

The requested clarification has been made – the last sentence has been revised to read as follows:

“The Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses reimbursed, subject to certain limitations that: (1) the repayment is made only for fees waived or expenses reimbursed not more than three years prior to the date of repayment; and (2) the repayment may not be made if it would cause the Fund’s operating expenses to exceed the lesser of: (a) the annual expense limitation in effect at the time of the fee waiver or expense reimbursement or (b) the annual expense limitation in effect at the time of the repayment.”

June 6, 2023

Principal Investment Strategies

8.	Comment: Please specifically state the dollar value of the market capitalization of the largest constituent in the Russell 2000® Index as of a date reasonably close to the anticipated effective date of the prospectus.

Response:

The following sentence has been added at the end of the first paragraph of the Principal Investment Strategies section on page 2 of the prospectus:

“As of May 31, 2023, the market capitalization of the largest company in the Russell 2000® Index on a rolling three-year basis was $29.1 billion.”

9.	Comment: Reference is made to the second and third paragraphs of the Principal Investment Strategies section on page two of the prospectus. Please revise these paragraphs to include disclosure regarding how the sub-adviser identifies, evaluates and selects fund holdings. In this regard, discuss the relevant matrix considered, the time periods over which they are evaluated, any baseline eligibility criteria and any relevant exclusionary factors in concrete practical terms, explaining how the Sub-Adviser determines a company is likely to "sustain above average revenue and earnings growth over time."

Response:

The Principal Investment Strategies section has been modified as provided in Appendix B hereto. Specifically, three paragraphs have been added to include additional disclosure regarding how the Sub-Adviser identifies, evaluates and selects Fund holdings.

10.	Comment: Please add disclosure to the Principal Investment Strategies section to describe the Sub-Adviser's portfolio construction method, including constraints, allocation considerations and the process for making individual buy and sell decisions. In this regard, clearly and concisely explain how the Sub-Adviser builds a stable portfolio profile maintained by the Sub-Adviser’s portfolio turnover decisions.

Response:	The Principal Investment Strategies section has been modified in response to this comment. Please see Appendix B hereto.

June 6, 2023

11.	Comment: The staff notes that the disclosure in both the Principal Investment Strategies and the Principal Investment Risks sections is excessively reliant on the word "may" - please revise the disclosure to focus on what the Fund intends to invest in, which should be described in clear, concise and definitive language. In this regard:
•	If an instrument, transaction type or investment technique (ie, IPO, PIPE, SPAC, ADR and any other specified investment) is not principal, relocate it to another location.
•	Explain how the Sub-Adviser determines the type of instrument best suited in any given situation - where a type of instrument is identified as principal (ie, a SPAC, IPO, PIPE, etc), explain its strategic role in achieving the Fund's objective (long term capital appreciation). If the Fund does not rely on a specified instrument type for achieving its objective - state why it is otherwise principal (for example, is it risk mitigating?) or alternatively relocate the corresponding references to such instruments to a location that includes the non-principal strategies the Fund can employ.

Response:

The Principal Investment Strategies section has been modified as provided in Appendix B hereto. Specifically, those instruments, transaction types and investment techniques that are not principal to the Fund’s investment strategy have been deleted from the Principal Investment Strategies section.

12.	Comment: Reference is made to the last sentence of the fourth paragraph of the Principal Investment Strategies section. Please explain specifically what “tied economically” means as used in the sentence and state any asset percentage or other limits on the Fund’s derivative holdings.

Response:	The referenced sentence has been deleted as derivatives are not part of the principal investment strategy of the Fund.

13.	Comment: Reference is made to the first sentence of the fifth paragraph of the Principal Investment Strategies section. Please clarify the Fund's strategy with respect to foreign investments and disclose any criteria limiting the Fund’s foreign-currency denominated investments (such as a net asset percentage limit). In addition, if the Fund will invest in unsponsored depositary instruments, affirmatively disclose this (noting that ADRs are “sponsored & unsponsored”).

Response:	The referenced sentence has been deleted as foreign investments and ADRs are not part of the principal investment strategy of the Fund.

14.	Comment: Reference is made to the last sentence of the fifth paragraph of the Principal Investment Strategies section. Explain how the Sub-Adviser applies a “bottom up” growth analysis in selecting investment companies and ETFs to invest in.

Response:	The referenced sentence has been deleted as investments in other investment companies and ETFs are not part of the principal investment strategies of the Fund.

June 6, 2023

15.	Comment: Reference is made to the sixth paragraph of the Principal Investment Strategies section. The basis for the portfolio's sector distribution in "significant positions in particular sectors" is unclear. Please explain how the Sub-Adviser makes sector allocation decisions (eg, by evaluating sector growth? if so, based on what criteria and what metrics?). If the Fund does not employ a sector strategy, say this directly and explain the portfolio's sector distribution in terms of the growth strategy's practical impact (ie, identify which sectors are likely to be invested in based on growth-strategy). If the Sub-Adviser anticipates a significant investment in a particular sector at the time of launch, so state.

Response:

The Principal Investment Strategies section has been modified as provided in Appendix B hereto. Specifically, the fourth paragraph of the updated Principal Investment Strategies includes additional disclosure regarding sector allocation.

16.	Comment: Reference is made to the last paragraph of the Principal Investment Strategies section. Please explain what is meant by "constructed with the overall goal of mitigating risk.” Does it apply to individual purchase and sale decisions? How and to what extent does it influence the fund's overall risk profile? For clarity, please revise or supplement the disclosure as necessary.

Response:	The referenced paragraph has been deleted from the Principal Investment Strategies section. Please see Appendix B hereto.

Principal Risks

17.	Comment: The staff notes that the Principal Risks disclosed pursuant to Item 4(b) of Form N-1A (beginning on page 3 of the prospectus) do not align with those disclosed pursuant to Item 9(c) of Form N-1A (beginning on page 6 of the prospectus). In addition, some principal risks are not apparent consequences of the primary strategy disclosed pursuant to Items 4(a) and 9(b) of Form N-1A. Accordingly, please review the related strategy sections and revise to provide appropriate support for each principal risk.

Response:

The Principal Risks section has been modified as provided in Appendix C hereto. As indicated in the responses to Items 9 through 16 above, the Principal Investment Strategies section has been modified as provided in Appendix B hereto. The Registrant believes that the disclosure in the updated Principal Investment Strategies section aligns with the disclosure in the updated Principal Risks section.

18.	Comment: If the Fund is advised by or sold through an insured depository institution, include the statement required by item 4(b)(1)(iii) of Form N-1A.

Response:	The Fund is not advised by or sold through an insured depository institution.

June 6, 2023

19.	Comment: Reference is made to the first sentence of “Equity Securities Risk” which provides that “[t]he Fund may invest in equity securities, securities with exposure to equity securities or indices comprised of equity securities.” The strategy section does not mention investing in indices - please move this sentence to strategy section - or remove reference to investments in indices.

Response:	The reference to investing in indices has been deleted.

20.	Comment: Reference is made to the first sentence of “Growth Stock Risk” which provides that “[t]he Fund may invest in growth stocks.” Please substitute the word will for may - or supplementally explain why such a change is incorrect or inappropriate.

Response:	The word “may” has been changed to “will.”

21.	Comment: Please delete the words “from time to time” from the first sentence of “Focus Risk.”

Response:	The words “from time to time” have been deleted.

22.	Comment: The staff notes that if “Portfolio Turnover Risk” is significant enough to be included as a principal risk, it should correspondingly be highlighted as a strategy in the Principal Investment Strategies section.

Response:	The Registrant advises that short term trading is not a principal investment strategy of the Fund, and, accordingly, “Portfolio Turnover Risk” has been moved to the Non-Principal Risks section.

23.	Comment: Please add risk disclosure in the Principal Risks section beginning on page 3 of the prospectus for the following types of investments (which are included in the Principal Investment Strategies section): PIPEs; IPOs; SPACs; Foreign Securities; ADRs; investments in other investment companies; ETFs; and convertible securities (which should include specific risks with respect to preferred, warrants and debentures).

Response:

The Registrant advises that disclosure regarding the referenced types of investments has been removed from the updated Principal Investment Strategies section as shown in Appendix B hereto. As such, risk disclosure has not been added to the Principal Risks section for these types of investments.

June 6, 2023

Performance

24.	Comment: Please add preamble disclosure conforming to language and substance required by Item 4(b)(2)(i) of Form N-1A before the paragraph currently included in the Performance section.

Response:

The following has been inserted after the first sentence of the paragraph currently included in the Performance section:

“Once the Fund has completed a full calendar year of operations, a bar chart and table will be included that will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns compare with those of a broad measure of market performance.”

Purchase and Sale of Fund Shares

25.	Comment: Please define “business day” as used in the first sentence of the “Purchase and Sale of Fund Shares” section.

Response:	The definition of the term “business day” was moved from the “Redeeming Shares by Telephone” section of the prospectus to the referenced section, which is the first time the term is used.

Additional Information about the Principal Investment Strategies of the Fund and Related Risks

26.	Comment: Please revise the last sentence of the “Temporary or Defensive Positions” paragraph on page 7 of the prospectus to provide that the Fund “may not achieve” (rather than “will not be pursuing”) its investment objectives, per Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:	The referenced sentence has been revised to read as follows: “The Fund may not achieve its investment objectives using this type of investing.”

27.	Comment: Reference is made to the first sentence of the “Risk of Investments in SPACs” on page 9 of the prospectus. Please explain what is meant to be encompassed by the language “or similar special purpose entities that pool funds to seek potential acquisition opportunities.” Note that the staff may have further comments upon reviewing the response provided by the Registrant.

Response:

The referenced clause (“or similar special purpose entities that pool funds to seek potential acquisition opportunities”) has been deleted. The sentence now reads:

“The Fund may invest in stock, warrants, and other securities of SPACs.”

June 6, 2023

Management of the Fund

28.	Comment: Reference is made to the last sentence of the first paragraph of the “Investment Adviser” section on page 11 of the prospectus. Supplementally provide additional information about the fee sharing arrangement referred to in this sentence and the impact on the Fund from a regulatory perspective. In your response, address any 1940 Act related concerns, including those related to Section 15 thereof.

Response:

The Registrant supplementally advises that RiverPark Advisors, LLC (“RiverPark” or the “Adviser”) has entered into a written fee sharing arrangement with Cohanzick Management LLC and its affiliate CrossingBridge Advisors, LLC (together “Cohanzick”), pursuant to which Cohanzick pays RiverPark a portion of the fee it receives pursuant to a Sub-Advisory agreement with the Destinations Global Fixed Income Opportunities Fund (“Destinations”). RiverPark and Cohanzick entered into the fee sharing arrangement when assets from one client were transferred to Destinations out of two RiverPark funds sub-advised by Cohanzick. This arrangement was disclosed to the adviser to Destinations. RiverPark is not a sub-adviser to Destinations and performs no advisory services for Destinations. There is no impact on the Fund from this fee sharing arrangement. The Registrant is not aware of any 1940 Act related concerns, including those related to Section 15 thereof, related to this fee sharing arrangement.

Approval of Advisory Agreements

29.	Comment: As per Item 10(a)(1)(iii) of Form N-1A, please specify the type (annual or semi) and period of the report that will include the referenced disclosure regarding the Board’s basis for approving the advisory agreement.

Response:

The disclosure in this section on page 14 of the prospectus has been revised to read as follows:

“A discussion regarding the basis for the Board’s approval of the Advisory Agreement and the Sub-Advisory Agreement is expected to be available in the Fund’s annual report to shareholders for the period ending September 30, 2023.”

Additional Information

30.	Comment: Reference is made to the first sentence of the penultimate paragraph of the “Additional Information” section on page 17 of the prospectus, which provides that Fund may pay administrative services fees at an annual rate of up to 0.20% of the average daily net assets of the Retail Class Shares. Please reconcile this disclosure with 0.25% fee amount in the “Annual Portfolio Operating Expenses” table on page 1 of the prospectus.

Response:

The Registrant respectfully notes that the Annual Portfolio Operating Expenses table includes 0.15% in administrative fees for the Retail Class Shares, which is consistent with the referenced disclosure. The Registrant further notes that the Annual Portfolio Operating Expenses table includes 0.25% in shareholder servicing fees for the Retail Class Shares, which is consistent with the disclosure in the seventh paragraph of the “Additional Information” section.

June 6, 2023

Redeeming Shares by Telephone

31.	Comment: Please include Juneteenth National Independence Day in the list of closures provided in the first bullet point of this section on page 19 of the prospectus.

Response:	Juneteenth National Independence Day has been added to the referenced list of closures.

STATEMENT OF ADDITIONAL INFORMATION

General

32.	Comment: When disclosure is intended to establish incorporation by reference, please ensure the language and format is consistent with and satisfies the latest technical requirements. Please review throughout and add or repair hyperlinks as necessary. Confirm in correspondence that all required documents have been included as exhibits or are incorporated by reference correctly with functioning hyperlinks.

Response:	The Registrant confirms that all required documents have been included as exhibits or are incorporated by reference correctly with functioning hyperlinks.

Cover Page

33.	Comment: On the SAI cover page, please include disclosure required by Item 14(a)(3)(iii) of Form N-1A.

Response:

The paragraphs included at the bottom of the SAI cover page have been revised to read as follows:

“This Statement of Additional Information (“SAI”) dated June [●], 2023, relates to the RiverPark/Next Century Growth Fund (the “Fund”). The Fund is a series of the RiverPark Funds Trust (the “Trust”). The Trust is comprised of the Fund and the RiverPark Large Growth Fund, the Wedgewood Fund, the Riverpark Short Term High Yield Fund, the RiverPark Long/Short Opportunity Fund and the RiverPark Floating Rate CMBS Fund (collectively, along with the Fund, the “RiverPark Funds,” or the “Funds”). Shares of the Fund are offered through a prospectus dated June [●], 2023 (the “Prospectus”). The Prospectus is hereby incorporated by reference, which means it is legally part of this document. A copy of the Prospectus may be obtained without charge by calling the number listed above. This SAI is not a prospectus. It contains information in addition to and more detailed than that set forth in the Prospectus and is intended to provide you with information regarding the activities and operations of the Fund. This SAI should be read in conjunction with the Prospectus.

The Fund had not commenced operations prior to the date of this SAI and has no financial statements. Once available, the Fund’s Annual and Semi-Annual Reports may be obtained free of charge by calling the number listed above.”

June 6, 2023

Fundamental Policies of the Fund

34.	Comment: Please add disclosure at the end of Fundamental Policy (2) on page 13 of the SAI identifying which authority “as permitted” refers to.

Response:	The referenced Fundamental Policy # (2) has been revised to read as follows:

“(2)	Issue senior securities other than to evidence indebtedness, borrowings or short sales as permitted by the 1940 Act.”

Certain Risk Considerations

35.	Comment: Supplementally confirm that the prospectus sections that are crossed-referenced in the
“Certain Risk Considerations” section of the SAI include any and all non-principal strategies the Adviser and Sub-Adviser may use to manage the fund as well as corresponding and otherwise related risks - or add such disclosure to the SAI.

Response:	The “Certain Risk Considerations” section of the SAI has been revised to also include a cross-reference to “TYPES OF INVESTMENTS & RELATED RISKS” section of the SAI.

Trustee and Officer Ownership of Fund Shares

36.	Comment: Rewrite the lead-in to the list beginning at the top of page 21 of the SAI in plain English (“During the calendar years ended December 31, 2021 and December 31, 2022, no Trustee who is not an interested person of the Trust or immediate family member of such Trustee had:”).

Response:

The referenced language has been revised to read as follows:

“During the calendar years ended December 31, 2021 and December 31, 2022, no Independent Trustee or immediate family member of such Independent Trustee had:”

37.	Comment: Please consider rewriting the disclosure immediately after the list at the top of page 21 of the SAI (which begins with “in each case as described”) in plain English.

Response:	The Registrant respectfully declines to rewrite the referenced language as it aligns with the language included in Item 17(b)(7) of Form N-1A.

June 6, 2023

Investment Advisory Arrangements

38.	Comment: Reference is made to clause (iv) of the sixth sentence of the third full paragraph on page 24 of the SAI (“(iv) where the Adviser or the Sub-Adviser reasonably determines that departure from a pro rata allocation is advisable”). Please supplementally describe the additional circumstances contemplated by the referenced clause (iv).

Response:

The Registrant supplementally advises that currently there are no specific circumstances contemplated by the referenced clause (iv), however the Adviser or the Sub-Adviser may depart from a pro-rata allocation in the future if they believe doing so would be in the best interests of the Fund’s shareholders.

Portfolio Managers

39.	Comment: Reference is made to the “Material Conflicts of Interest” paragraph at the top of page 26 of the SAI. Please expand the disclosure in this paragraph to describe the unique conflicts of interest that apply to these particular portfolio managers based on the specific accounts for which each has responsibility. Alternatively, direct the staff to existing disclosure aligned with the requirements of Item 20(a)(4) of Form N-1A.

Response:

The following paragraph has been added at the beginning of the referenced section:

“In addition to sub-advising the Fund, the Sub-Adviser manages assets for other separately managed accounts. Certain of the Sub-Adviser’s clients may participate in investment programs that have investment objectives, policies and strategies that are substantially similar to the Fund. Other clients of the Sub-Adviser may have differing investment programs, objectives, policies and strategies. In general, when a portfolio manager has responsibility for managing more than one account, potential conflicts of interest may arise. Those conflicts could include preferential treatment of one account over others in terms of allocation of resources or of investment opportunities. For instance, the Sub-Adviser may receive fees from certain accounts that are higher than the fee it receives from the Fund, or the Sub-Adviser could receive performance-based fees on certain accounts.ng of this to this paragraph. In addition, the portfolio managers of the Fund will be required to respond to daily redemptions and purchases by shareholders of the Fund, which may create conflicts with respect to separate accounts managed by the same portfolio managers that are not subject to the same daily flows.”

June 6, 2023

Portfolio Holdings Information

40.	Comment: The website link provided in the second paragraph on page 28 of the SAI (www.riverparkfunds.com) takes investors to the home page of the fund family. Please provide a link to a more specific url where the portfolio holdings information will be presented (either to a page for this particular fund - or to a specific portfolio holdings page that includes links to the portfolio holdings for each fund).

Response:

The referenced language has been revised to read as follows:

“In addition, the Fund will disclose complete portfolio holdings monthly at www.riverparkfunds.com/next-century-growth-fund as soon as practicable (generally 10 days) after the end of each month.”

41.	Comment: Reference is made to the first sentence of the first full paragraph on page 29 of the SAI, which references ongoing arrangements to provide portfolio holdings to a list of generic service providers (ie, auditors, legal counsel, pricing vendors, proxy voting services, financial printers, database services and each of their respective affiliates and advisors). Per Item 16(f)(2) of Form N-1A, for each category of service provider listed, identify the parties to each ongoing arrangement by name. In addition, per Item 16(f)(1)(v) of Form N-1A, disclose the title/position of anyone other than the Adviser’s chief compliance officer who may authorize disclosure of the Fund's portfolio holdings.

Response:

The following sentence has been inserted after the second sentence of the first paragraph of the “PORTFOLIO HOLDINGS INFORMATION” section of the SAI:

“Pursuant to such policies, the Board has authorized the Adviser’s Chief Compliance Officer to authorize the release of the Fund’s portfolio holdings, as necessary, in conformity with the policies.”

In addition, the last paragraph of the “PORTFOLIO HOLDINGS INFORMATION” has been deleted in its entirety and replaced with the following:

“As of the date of this SAI, the service providers and other parties to whom portfolio holdings are provided include the Adviser, the Sub-Adviser, the Administrator (SEI Investments Global Funds Services), the Custodian (Brown Brothers Harriman & Co.), the Transfer Agent (SS&C Global Investor & Distribution Solutions, Inc.), the Fund’s independent registered public accounting firm (Cohen & Co.), legal counsel (Blank Rome LLP), pricing vendors (including ICE Data Services, JP Morgan Chase & Co. PricingDirect, S&P, Banc of America BAML via ICE, Bloomberg, LSEG WM, LSEG Refinitiv, and SIX Financial), proxy voting services (Broadridge), financial printers (including FilePoint and Toppan Merrill), database services (including Morningstar) and each of their respective affiliates and advisors. Such parties receive holdings information at a frequency appropriate to their services, which may be as frequently as daily. No compensation is received by the Fund, the Adviser or the Sub-Adviser with respect to the disclosure of portfolio holdings.”

June 6, 2023

PART C

42.	Comment: Reference is made to Item 28(i). Please include an updated consent of counsel specifically covering the securities of the Fund this post-effective amendment seeks to register.

Response:	The updated consent will be included as an exhibit.

43.	Comment: Please provide the indemnification undertaking required by Rule 484 of the Securities Act of 1933, as amended (the “Securities Act”) or identify an exception to such requirement.

Response:

The Registrant is not requesting (pursuant to Rule 461of the Securities Act) the acceleration of the effective date of this post-effective amendment to its Registration Statement on Form N-1A, and thus, Rule 484 is inapplicable.

44.	Comment: Reference is made to Item 31 which incorporates by reference Form ADV filings made by the Adviser and Sub-Adviser. Please supplementally identify the authority upon which you rely to incorporate by reference from Form ADV filings.

Response:

The Registrant believes that General Instruction D.1(c) to Form N-1A, as well as Rule 0-4 of the 1940 Act, permit the Fund, in providing the information required by Item 31, to incorporate such information by reference to a document previously filed with the Securities and Exchange Commission. The disclosure in Item 31 has been deleted in its entirety and replaced with the following:

“The information required by this Item 31 with respect to each director, officer or partner of the Adviser and each Sub-Adviser is incorporated by reference to Uniform Application for Investment Adviser Registration (Form ADV) on file for such Adviser or Sub-Adviser with the Securities and Exchange Commission (“SEC”). The Adviser’s and each Sub-Adviser’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov, and may be requested by File No. as follows:

RiverPark Advisors, LLC - File No. 801-70321

Wedgewood Partners, Inc. – File No. 801-31746

Cohanzick Management, LLC - File No. 801-70109

Next Century Growth Investors LLC - File No. 801-56049”

June 6, 2023

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at (212) 885-5239 if you have any questions.

Sincerely yours,

/s/ Thomas R. Westle
Thomas R. Westle

APPENDIX A

Final Fee Table and Expense Example

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. The Fund does not charge any fees paid directly from your investment (including those commonly described as Load or Sales Charges). You may, however, be required to pay commissions and/or other forms of compensation to a broker for transactions in Institutional Class Shares or Retail Class Shares, which are not reflected in the tables or the examples below. Shares of the Fund are available in other share classes that have different fees and expenses.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Retail	Institutional
Management Fees	0.80%	0.80%
Shareholder Servicing Fees[1]	0.25%	None
Administrative Fees[1]	0.15%	0.15%
Other Expenses[2]	0.50%	0.50%
Total Annual Fund Operating Expenses	1.70%	1.45%
Fee Waiver and/or Expense Reimbursement[3]	-0.30%	-0.30%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.40%	1.15%

1	Estimate based on anticipated asset levels for the Retail Class Shares and Institutional Class Shares.

2	“Other Expenses” are based on estimated amounts for the current fiscal year.

3	The Adviser has agreed contractually to waive its fees and to reimburse expenses of the Fund, including expenses associated with the Fund’s shareholder services plan and administrative services plan, to the extent necessary to ensure that operating expenses (excluding acquired fund fees and expenses and extraordinary expenses) do not exceed, on an annual basis, 1.40% for the Retail Class Shares and 1.15% for the Institutional Class Shares of the Fund’s average net assets. This agreement is in effect until at least June 30, 2024, and, subject to annual approval by the Board of Trustees of RiverPark Funds Trust, this arrangement will remain in effect unless and until the Board of Trustees approves its modification or termination or the Adviser notifies the Fund at least 30 days prior to the annual approval of its determination not to continue the agreement. This agreement may be terminated with 90 days’ notice by a majority of the independent members of the Board or a majority of the Fund’s outstanding shares. The Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses reimbursed, subject to certain limitations that: (1) the repayment is made only for fees waived or expenses reimbursed not more than three years prior to the date of repayment; and (2) the repayment may not be made if it would cause the Fund’s operating expenses to exceed the lesser of: (a) the annual expense limitation in effect at the time of the fee waiver or expense reimbursement or (b) the annual expense limitation in effect at the time of the repayment.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects adjustments made to the Fund’s operating expenses due to the fee waiver agreement with the investment adviser for the first year only. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Retail	$143	$506
Institutional	$117	$429

APPENDIX B

Revised Principal Investment Strategies Section

Principal Investment Strategies

The Fund, under normal market conditions, invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of small cap companies. The Fund defines small cap companies as those with market capitalizations, at the time of initial investment, of less than the market capitalization of the largest company in the Russell 2000® Index on a rolling three-year basis. As of May 31, 2023, the market capitalization of the largest company in the Russell 2000® Index on a rolling three-year basis was $29.1 billion.

The Fund seeks to achieve its investment objective by investing in companies that the Fund’s sub-adviser, Next Century Growth Investors, LLC (“~~NCG~~Next Century” or the “Sub-Adviser”), believes will sustain above-average revenue and earnings growth over time, or which are expected to develop rapid sales and earnings growth in the future when compared to the economy and stock market as a whole. The Sub-Adviser employs a “bottom up” approach in its stock selection, which is the use of fundamental analysis to identify companies that it believes over the long term will surpass consensus earnings estimates.

The first step of the investment selection process is to screen for companies that have either exhibited greater than 15% organic revenue growth or are, in the opinion of the Sub-Adviser, likely to do so soon.

Companies that pass the initial screen are then subject to a rigorous research review that involves the development of financial models to ascertain the likelihood that revenue growth will be sustainable and will lead to strong earnings growth over time. The Sub-Adviser seeks to invest in companies in leadership positions with manageable competition in large and/or expanding end markets that can support revenue and earnings growth for years.

The Fund is expected to maintain a diversified portfolio of approximately 40-60 stocks, although the actual number of portfolio holdings may vary due to market conditions. Position sizes will typically range up to 5% of the portfolio, although the Fund may at times hold positions greater than 5% of the portfolio. The Fund does not target any particular sector, and individual sectors are generally limited to the greater of 10% or 2x the weighting of such sector in the Russell 2000® Growth Index. The Fund’s sector weightings are the result of its bottom-up individual stock selections, which are subject to change, with holdings typically concentrated in the fastest growing sectors and industries. At launch, the Fund is expected to have significant exposure to the industrials, healthcare and information technology sectors.

Next Century believes in adhering to a strong sell discipline. Positions are subject to sale based on several factors, including direct research that uncovers a change to the investment thesis, disappointments in any key metric (including revenue, margins or earnings) or an extended market valuation.

~~NCG’s~~Next Century’s uniqueness comes from having a small team of portfolio managers performing direct research and consistently applying a growth philosophy in all economic and market environments. ~~NCG~~Next Century believes its ability to construct a portfolio with high quality growth companies, combined with a strong sell discipline, has enabled it to outperform in the past. ~~NCG’s~~Next Century’s long-term track record encompasses periods of economic strength and weakness, both domestically and globally, as well as many volatile market environments.

~~The Fund may purchase securities of companies engaged in initial public offerings (“IPOs”). The Fund may also invest in equity securities of Special Purpose Acquisitions Corporations (“SPACs”) and companies derived from SPACs. The Fund may invest in securities that are purchased in private investment in public equity (“PIPE”) transactions. Although the Fund does not invest in derivatives as part of its principal investment strategy, the Fund may include in its 80% calculation, derivative investments that are tied economically to small cap companies.~~

~~Although the Fund intends to invest primarily in the common stocks of U.S. corporations, the Fund may invest in foreign securities including American Depositary Receipts (“ADRs”), and in convertible securities, including preferred stock, warrants and debentures. The Fund may invest in the securities of other investment companies, including exchange-traded funds (“ETFs”), to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder.~~

~~The Fund, from time to time, may have significant positions in particular sectors, such as information technology.~~

~~The Fund is expected to maintain a portfolio of approximately 35-60 stocks, which is constructed with the overall goal of mitigating risk, although the actual amount of the portfolio holdings may vary due to market conditions.~~

APPENDIX C

Revised Principal Risks Section

Principal Risks

The Fund is subject to a number of risks that may affect the value of its shares and cause you to lose money, including the risks listed below. Each risk summarized below is a principal risk of investing in the Fund, and different risks may be more significant at different times depending upon market conditions or other factors.

No Operating History Risk. The Fund is an open-ended investment company with no history of operations. The Fund is designed for long-term investors and not as a trading vehicle.

Equity Securities Risks. The Fund ~~may~~will invest in equity securities~~,~~ and securities with exposure to equity ~~securities or indices comprised of equity~~ securities. Although investments in equity securities, such as stocks, historically have been a leading choice for long-term investors, the values of stocks rise and fall depending on many factors. The stock or other security of a company may not perform as well as expected, and may decrease in value, because of factors related to the company (such as poorer than expected earnings or certain management decisions) or to the industry in which the company is engaged (such as a reduction in the demand for products or services in a particular industry). Market and economic factors may adversely affect securities markets generally, which could in turn adversely affect the value of the Fund’s investments, regardless of the performance or expected performance of companies in which the Fund invests.

Growth Stock Risk. The Fund ~~may~~will invest in growth stocks. Growth stocks are subject to the risk that their growth prospects and/or expectations will not be fulfilled, which could result in a substantial decline in their value and adversely impact the Fund’s performance. When growth investing is out of favor, the Fund’s share price may decline even though the companies the Fund holds have sound fundamentals. Growth stocks may also experience higher than average volatility.

Stock Market Risk. The Fund ~~may~~will invest in common stocks, which are subject to stock market risk. Stock market risk involves the possibility that the value of the Fund’s investments in stocks will decline due to drops in the stock market. In general, the value of the Fund will move in the same direction as the overall stock market in which the Fund invests, which will vary from day to day in response to the activities of individual companies, as well as general market, regulatory, political and economic conditions.

Small and Medium Capitalization Company Risk. The Fund ~~may~~will invest in small or medium capitalization companies. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more well-established companies. This may cause the Fund’s share price to be more volatile when compared to investment companies that focus only on large capitalization companies. Securities of small or medium capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate and generally are more volatile than those of larger capitalization companies. Compared to large cap companies, smaller cap companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Focus Risk. To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment ~~from time to time~~, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Information Technology Risk. The Fund may invest in the Information Technology sector. The sector includes a number of important industries such as software & services, hardware & equipment, and semiconductors. Investments in Information Technology are potentially riskier than investments in more mature industries because the nature of technology is that it is rapidly changing. Therefore, products or services that may initially look promising may subsequently fail or become obsolete and barriers to entry are difficult to determine. Additionally, valuations are often higher, and price movements may be more volatile.

Management Risk. Management risk means that the Adviser’s or Sub-Adviser’s security selections and other investment decisions might produce losses or cause the Fund to underperform when compared to other funds with similar investment goals.

~~Portfolio Turnover Risk. The Fund may engage in short-term trading strategies and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, or the Sub-Adviser, as the case may be, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. A high portfolio turnover rate will result in greater brokerage commissions and transaction costs. It may also result in greater realization of gains, which may include short-term gains taxable at ordinary income tax rates.~~

Geopolitical and Health Crisis Risks. Geopolitical events and health crises, including pandemics, war, terrorism, trade disputes, government shutdowns, market closures, natural and environmental disasters, and other public health crises and related events and governments’ reactions to such events have led, and in the future may lead, to economic uncertainty, decreased economic activity, increased market volatility and other disruptive effects on U.S. and global economies and markets. The increasing interconnectedness of markets around the world may result in many markets being affected by such events even if they occur in a single country or region. Such events may have significant adverse direct or indirect effects on the Fund and its investments. A health crisis may also exacerbate other pre-existing risks. The COVID-19 global pandemic and related shutdowns have caused, and could cause in the future, substantial market volatility and exchange trading suspensions and closures, affecting both the liquidity and the volatility of the Fund’s investments.

See “Description of Principal Risks” beginning on page ~~[●]~~7 of the Prospectus for a discussion of each of these risks.